AUTOHOME INC.

10th Floor Tower B, CEC Plaza, 3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

December 21, 2015

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Autohome Inc. (the “Company”)

Responses to the Letter Dated December 8, 2015 regarding

Form 20-F for the Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)

Filed March 27, 2015

(File No. 001-36222)

Dear Ms. Collins and Mr. Edgar:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 8, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 Form 20-F. The Staff’s comments are repeated below and followed by the responses thereto.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

General Factors Affecting Our Results of Operation, page 56

1.	You state that your ability to attract a large and growing user base and maintain a high level of user engagement affects your ability to attract advertiser customers and dealer subscribers. Explain for us how you measure user base and user engagement and tell us your consideration to include a quantified discussion of such measures as they relate, either directly or indirectly, to your results of operations. Also, tell us what consideration was given to evaluating whether these measures are considered key performance indicators that you use to manage your business and whether disclosing these metrics and related trends would be material to your investors. We refer you to Section III.B.1 of SEC Release 33-8350.

The Company respectfully advises the Staff that it measures the growth of its user base by the number of daily unique visitors, registered users and user forums on its platform, and it measures the user engagement through various indicators such as the frequency of users accessing its platform or participating in the content generation and delivery process. The Company considers the user base and user engagement valuable operating metrics to evaluate the growth of its business operations and the foundation for potential monetization, as well as important information for the existing and potential automaker and dealer advertisers and dealer subscribers, which contribute substantially all of its net revenues, to evaluate whether to allocate more resources on the Company’s platform.

The Company has considered Section III.B.1 of SEC Release 33-8350 in light of the Staff’s comment and concluded that it is more appropriate to present the quantitative information under the headings “Item 4. Information of the Company —B. Business Overview.” The Company has disclosed on page 36 of the 2014 20-F that “[w]e have the largest and most active online community of automotive consumers in China, with over 12.4 million registered users and over 1,830 user forums as of December 31, 2014, and an average of over 3.5 million daily unique visitors to our user forums in 2014.” The Company also disclosed on page 39 of the 2014 20-F that “[w]e continued to enhance user engagement and participation in the content generation and delivery process. For example, we expanded our user review platform by allowing users to add or modify their views and insights on a continuous basis. Approximately 44% of our users post on our website at least twice a week, according to the User Survey.” The Company also disclosed on page 40 of the 2014 20-F that “[o]ur registered users increased by more than 4.0 million in 2014 with 156.4 million additional pieces of user generated content added to our user forums during 2014. As of December 31, 2014, we had over 12.4 million registered users and 597.1 million cumulative posts in our user forums.”

However, the Company believes it may not be appropriate to include a quantified discussion of measures relating to the growth user base and user engagement in “Item 5. Operating and Financial Review and Prospects” for the following reasons:

•	the Company does not generate revenues from its users as its platform is free to register and access. Instead, the Company generates substantially all its revenues from automaker and dealer advertisers and dealer subscribers;

•	the growth of user base and user engagement and the results of operations do not directly correlate to each other in the same period. The effect of the growth of user base and user engagement often reflects over a certain time period; and

•	other quantitative factors, such as the number of automaker and dealer advertisers and dealer subscribers, pricing, average revenue per automaker and dealer advertiser and dealer subscriber, are more relevant for an understanding and evaluation of the Company.

2.	You disclose the number of average daily unique users who access your websites via mobile devices and the number of average daily unique users of your mobile applications. Please tell us your consideration to also disclose the total number of average daily unique users, including those that accessed your website from a PC as well as a mobile device, or explain why you do not believe this information is necessary. In addition, to the extent you provide certain metrics, please tell us what consideration was given to including comparative figures from the prior period end to add context to your disclosures. In this regard, we note that you disclose the period-over-period percentage increase in mobile users in your earning release calls and in the Form 6-K filed on November 6, 2015.

The Company respectfully advises the Staff that that expanding its mobile platform has been one of the key initiatives for its business operations since 2014. The Company disclosed the number of average daily unique users who access its websites via mobile devices and the number of average daily unique users of its mobile applications in the 2014 20-F to demonstrate the growth of its mobile traffic in the period.

In response to the Staff’s comments, the Company intends to revise its disclosure in its future Form 20-F filings to include average daily unique visitor data and relevant period-over-period comparison.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues, page 65

3.	You attribute the increase in dealer subscription services revenues, in part, to an increase in average revenue per paying subscriber. We note that you have quantified growth in ARPU as it relates to dealer subscription services in various earnings release calls. In addition, we note your reference to average revenue per automaker advertiser in your advertising services discussion. Please explain what consideration was given to providing a quantified discussion of these metrics, and/or changes therein, in your MD&A. In this regard, since you attribute the growth in each of your service lines to growth in these metrics, quantification would appear necessary to an understanding of your business. We refer you to Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the key drivers for its net revenues growth include the increase of the number of its automaker and dealer advertisers and dealer subscribers and the increases in average revenue per automaker and dealer advertiser and dealer subscriber. Historically, the increase in the number of advertisers and subscribers carried more weight in the overall growth of the Company’s automaker and dealer advertising revenues and dealer subscription revenues as the Company was experiencing fast growth as a newly established platform. As the Company continues to enhance its services and increase its values to the advertisers and subscribers, the growth of its average revenue per automaker and dealer advertiser or dealer subscriber has increasingly become a more significant factor as compared to the past.

The Company has considered Section III.B.1 of SEC Release 33-8350 in light of the Staff’s comment and plans to revise the disclosure in its future From 20-F filings in substantially the same form consistent to the Company’s earnings releases as filed on the Form 6-K dated on November 6, 2015.

*        *        *         *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at +86 (10) 5985-7386 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4863. Thank you.

Very truly yours,

/s/ James Zhi Qin
James Zhi Qin
Director and Chief Executive Officer

cc:	Nicholas Yik Kay Chong, Chief Financial Officer, Autohome Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Grace Lim, Partner, Ernst & Young Hua Ming LLP